Exhibit 99.1

Fourth Quarter 2010 Report to Shareholders

For the Three and Twelve Months Ended August 31, 2010
(Unaudited)

CORUS ENTERTAINMENT INC.
Fourth Quarter

TABLE OF CONTENTS

Financial Highlights	3
Highlights in the Quarter	3
Highlights Subsequent to the Quarter	4
Management’s Discussion and Analysis	5
Overview of Consolidated Results	6
Radio	8
Television	9
Corporate	10
Quarterly Consolidated Financial Information	11
Risks and Uncertainties	12
Outlook	12
Financial Position	12
Liquidity and Capital Resources	13
Outstanding Share Data	15
Changes in Internal Control Over Financial Reporting	15
Key Performance Indicators	15
Impact of New Accounting Policies	16
Recent Accounting Pronouncement	16
Consolidated Financial Statements and Notes	20

CORUS ENTERTAINMENT INC.
Fourth Quarter Report to Shareholders

Financial Highlights

(These highlights are derived from the unaudited consolidated financial statements)	Three months ended		Twelve months ended
(unaudited)	August 31,		August 31,
	2010	2009	2010	2009

Revenues
Radio	62,934	59,941	261,124	258,912
Television	139,855	135,488	575,097	530,014
Eliminations	-	(208)	-	(208)
	202,789	195,221	836,221	788,718
Segment profit
Radio	13,265	15,145	65,531	60,338
Television	46,955	46,712	226,679	209,145
Corporate	(8,639)	(4,434)	(28,141)	(18,293)
	51,581	57,423	264,069	251,190

Net income (loss)	6,812	18,733	126,734	(56,635)
Earnings (loss) per share
Basic	$0.08	$0.23	$1.57	$(0.71)
Diluted	$0.08	$0.23	$1.56	$(0.71)

Highlights in the Quarter

•	On June 2, 2010, the Company was named one of Canada’s Top Employers for Young People in 2010. This award recognized Corus as one of Canada’s leaders in attracting and training younger employees.
•	On June 30, July 30 and August 31, 2010, the Company paid a monthly dividend of $0.049585 and $0.05 to holders of its Class A and Class B Shares, respectively.
•
On July 7, 2010, the Company, in partnership with BlueNest Technologies, launched CorusConnect, an exclusive and leading edge web-based service tool which enables Corus Radio Toronto’s retail and agency partners to manage all aspects of their account online and at their convenience.  Corus is the first Canadian radio broadcaster to provide this service.

•	On July 10, 2010, the Copyright Board announced that it had certified new tariffs to be collected by certain collectives in respect of commercial radio stations.
•
On July 15, 2010, the Company announced its intention to voluntarily delist its Class B Non-Voting Shares from the New York Stock Exchange (“NYSE”). The Company will continue to list and trade its Class B Shares on the Toronto Stock Exchange (“TSX”).  The Company will continue to meet its reporting obligations with the U.S. Securities and Exchange Commission until such time as it can terminate registration of its Class B Shares with the SEC, as permitted under SEC rules.

•
On August 11, 2010, the Company’s ExploreMusic became one of the first podcasts on BlackBerry® Podcasts. The service allows BlackBerry® smartphone users to download and enjoy ExploreMusic’s audio content.

•
On August 18, 2010, the Company announced the closure of AM 1220 (CJUL-AM).  Listeners in Stormont, Dundas and Glengarry will now have access to up-to-date local and regional information through its two FM stations, Variety 104.5 (CFLG-FM) and Rock 101.9 (CJSS-FM).

•	On August 31, 2010, the Company announced that it will cease operation of Corus Custom Networks (CCN).

CORUS ENTERTAINMENT INC.
Fourth Quarter Report to Shareholders
Highlights Subsequent to the Quarter

•
On September 16, 2010, the Company’s Nelvana Enterprises announced that its CGI-animated series, Babar and the Adventures of Badou, will make its broadcast debut in the U.S. on Disney Channel’s learning-focused Playhouse Disney programming block for preschoolers.

•
On September 28, 2010, the Company officially opened Corus Quay. Corus Quay integrates advanced digital technologies and automated systems that transform Corus’ broadcast and content businesses, making Corus Quay one of America’s most advanced broadcast facilities and Toronto’s smartest building.

•
On September 28, 2010, the Company announced its partnership with Supernova Interactive to launch the first integrated social network with a mandate to recommend new independent music for play on Corus Radio’s new music stations.

•
On September 29, 2010, the Company and OWN: The Oprah Winfrey Network announced a licensing agreement that enables Corus to add OWN to its portfolio of Canadian specialty services. OWN is set to launch in Canada in early 2011 following its U.S. premiere on January 1, 2011.

•
On September 29, 2010, the Company held its annual Investor Day and updated investors on its fiscal 2011 strategic priorities. The Company also provided its fiscal 2011 guidance targets of consolidated segment profit of $285 million to $295 million and free cash flow in excess of $100 million.

•	On September 30, 2010, the Company paid a monthly dividend of $0.049585 and $0.05 to holders of its Class A and Class B Shares respectively.
•
On October 6, 2010, the Company, in partnership with MTV Networks International, expanded its digital offerings to Canadian advertisers by acquiring the Canadian rights to four websites. Corus will become the exclusive Canadian representative for the popular sites AddictingGames.com, Shockwave.com, neopets.com and CMT.com.

•
On October 27, 2010, the Company announced that its Board of Directors had approved a $0.15 increase in its annual dividend.  The Company’s monthly dividend for holders of its Class A and Class B Shares will increase to $0.062083 and $0.0625, respectively.  At the new rate, the expected dividend on an annual basis for the Company’s Class A and Class B Shares is $0.745 and $0.75 respectively, up from the previous rate of $0.595 and $0.60 respectively.

CORUS ENTERTAINMENT INC.
Fourth Quarter Report to Shareholders

Management’s Discussion and Analysis

Management’s Discussion and Analysis of the financial position and results of operations for the three and twelve months ended August 31, 2010 is prepared at September 30, 2010.  The following should be read in conjunction with Management’s Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2009 Annual Report and the consolidated financial statements and notes of the current quarter.  The financial highlights included in the discussion of the segmented results are derived from the unaudited consolidated financial statements.  All amounts are stated in Canadian dollars unless specified otherwise.

Cautionary statement regarding forward-looking statements

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”). These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including without limitation, factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business;  and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

CORUS ENTERTAINMENT INC.
Fourth Quarter Report to Shareholders

Overview of Consolidated Results

Net income for the fourth quarter was $6.8 million on revenues of $202.8 million, as compared to net income $18.7 million on revenues of $195.2 million in the prior year.  For the fourth quarter, Television segment profit increased by 1%, while Radio segment profit decreased by 12% as a result of new tariffs introduced in July 2010.  Refer to the discussion of segmented results for further analysis.

Revenues

Revenues for the fourth quarter were $202.8 million, an increase of 4% from $195.2 million last year.  Subscriber revenues increased by 6% and advertising revenues increased by 10% in the quarter.  Television revenues increased by 3% and Radio revenues increased by 5% in the quarter.  For the twelve-month period, revenues of $836.2 million represented an increase of 6%.  Subscriber revenues increased by 10% and advertising revenues increased by 4% in the full fiscal year.  On a divisional basis, Television revenues increased by 9%, while Radio revenues increased by 1% in the full fiscal year. Refer to the discussion of segmented results for additional analysis of revenues.

Direct cost of sales, general and administrative expenses

Direct cost of sales, general and administrative expenses for the fourth quarter were $151.2 million, up 10% from $137.8 million in the prior year. This increase is attributed to higher general and administrative costs, particularly new tariffs in Radio and higher facilities costs and accruals for short-term incentive plans.  For the twelve-month period, expenses of $572.2 million represented a 6% increase over the prior year as a result of higher program rights amortization in the Television division and higher Corporate costs.  Refer to the discussion of segmented results for additional analysis of expenses.

Depreciation

Depreciation expense for fiscal 2010 was higher than in the prior year due to the commencement of depreciation on Corus Quay.  Depreciation in the fourth quarter was marginally higher than the future run rate, due to accelerated depreciation on certain assets as the Company transitions out of its old broadcast facility.

Interest expense

Interest on long-term debt is up from the prior year due to the issuance of new debt in the second quarter of fiscal 2010.  In February 2010, the Company issued $500.0 million in senior unsecured guaranteed notes due 2017 (the “Notes”) that pay interest at 7.25%. The Company used these proceeds to pay down bank debt.  The effective interest rate on bank loans and notes for fiscal 2010 was 5.5% compared to 4.2% on bank loans last year.

Disputed regulatory fees

In October 2009, a settlement was reached between the Government of Canada and members of the broadcasting industry in respect of disputed Part II license fees.  The settlement included waiving Part II license fees that were not collected for the broadcasting years 2007, 2008 and 2009. The Company had accrued $16.2 million over that period, and reversed this accrual in the first quarter of fiscal 2010.

CORUS ENTERTAINMENT INC.
Fourth Quarter Report to Shareholders

Debt refinancing loss

In the second quarter of fiscal 2010, the Company issued $500.0 million in Notes. The proceeds of the Notes issue were used to pay down the existing $500.0 million term facility.  Concurrently, the interest rate swap agreements that fixed the interest rate on $400.0 million of the bank debt were terminated, and the Company amended its credit facility with a syndicate of banks. These transactions resulted in the Company recording a pre-tax debt refinancing loss of $14.3 million. The components of this loss include mark-to-market payments on the termination of the interest rate swap agreements, and the non-cash write-off of deferred financing fees related to the previous credit facility.

Restructuring charges

In the fourth quarter of fiscal 2010, the Company undertook a significant organizational restructuring to streamline operating processes in the new Corus Quay facility.  This resulted in the Company recording a charge of $12.9 million in the fourth quarter, of which $11.3 million relates to severance and employee-related expenses, and $1.6 million relates to other process-related expenses.

Other expense (income), net

Other expense in the fourth quarter of fiscal 2010 consists primarily of the retroactive portion of the new Radio tariffs introduced in July 2010, while the prior year’s quarter consists of investment writedowns.  For the full year, other expense in the current year consists primarily of rental expenses incurred on Corus Quay prior to the completion of the project, as well as the Radio tariff.  The prior year includes a gain of $7.2 million related to the sale of a residential audio business and investment writedowns of $6.2 million.

Income taxes

The effective tax rate for fiscal 2010 was 20.9%, compared to the Company’s 31.7% statutory rate. The difference is due primarily to the impact of a change in the Ontario provincial long-term tax rate that became effective in the first quarter. This rate change resulted in the Company recording a non-cash recovery of $14.3 million through the income tax expense line.

Net income and earnings per share

Net income for the fourth quarter was $6.8 million, as compared to net income of $18.7 million last year. Earnings per share for the fourth quarter were $0.08 basic and diluted, compared to $0.23 basic and diluted last year.  Net income for the current year’s quarter includes a Radio tariff accrual of $7.9 million ($0.06 per basic share) and restructuring charges of $12.9 million ($0.10 per basic share).  With respect to the Radio tariff accrual in the quarter, the Company has included in segment profit the tariff of $2.8 million related to fiscal 2010 revenues, while the pre-fiscal 2010 tariff of $5.1 million has been recorded in other expenses.

Net income for fiscal 2010 was $126.7 million, as compared to a net loss of $56.6 million in the prior year.  Earnings per share for fiscal 2010 was $1.57 basic and $1.56 diluted, compared with a loss per share of $0.71 basic and diluted last year.  In addition to the items noted above, net income for the current fiscal year also includes a reversal of the disputed regulatory fee accrual, a reduction in the income tax rate and a debt refinancing loss.  Net income for the prior year includes a $172.5 million ($2.15 per basic share) after-tax broadcast license and goodwill impairment charge.

CORUS ENTERTAINMENT INC.
Fourth Quarter Report to Shareholders

The weighted average number of shares outstanding has increased in the current year due to the exercise of stock options and the issuance of shares from treasury under the dividend reinvestment plan.

Other comprehensive income (loss), net of tax

The significant item in other comprehensive income was the change in the unrealized fair value of the Company’s interest rate swap agreements prior to their termination in the second quarter of fiscal 2010, and the reversal of the cumulative unrealized change in the fair value of the agreements that were previously recorded in other comprehensive income in net income as a component of the debt refinancing loss.

Radio

The Radio division comprises 49 radio stations situated primarily in nine of the 10 largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is one of Canada’s leading radio operators in terms of revenues and audience reach.

Financial Highlights
	Three months ended		Twelve months ended
(thousands of Canadian dollars)	August 31,		August 31,
	2010	2009	2010	2009
Revenues
West	22,251	21,881	93,470	100,544
Ontario	23,934	22,364	92,052	85,185
Quebec and other	16,749	15,696	75,602	73,183
	62,934	59,941	261,124	258,912

Segment profit
West	6,333	7,678	30,295	35,319
Ontario	7,257	8,219	27,417	23,681
Quebec and other	(325)	(752)	7,819	1,338
	13,265	15,145	65,531	60,338

Revenues for the fourth quarter increased by 5%, and revenues for the year increased by 1% compared to the prior year.  Advertising revenues increased by 6% in the quarter.  Revenues in the West grew for the second consecutive quarter after several quarters of decreases despite rate compression in Calgary and Edmonton as a result of the new licenses.  Although the West remains down 7% for the full fiscal year, the total advertising spend in the Western markets is showing year-over-year growth.  Revenues in the rest of Canada experienced high single-digit growth for the quarter, particularly in Ontario, resulting in strong growth on the year-to-date as well.  The Company’s results for the quarter and for the year-to-date exceed the performance of the overall market in Canada in cities where we compete.  In particular, the Company exceeded market growth in Toronto, Canada’s largest market.

CORUS ENTERTAINMENT INC.
Fourth Quarter Report to Shareholders

Direct cost of sales, general and administrative expenses for the fourth quarter increased by 11% compared to the prior year, and decreased by 2% for the full fiscal year.  Variable expenses increased significantly in the quarter on new tariffs introduced in the quarter, higher CRTC Part II fees and sales commission earned on the higher revenues, although the Company continues to benefit from a transition to a lower average cost of sales structure on national sales.  Fixed costs, which represent a much higher proportion of the cost structure, decreased by 5% for both the fourth quarter and full year from the prior year periods.  The decrease was largely in employee related costs which results from initiatives taken by the Company recently to reduce the fixed cost base of the division.

In the first quarter of fiscal 2010, the Radio division reversed its August 31, 2009 disputed Part II regulatory fee accrual of $8.9 million.  This is excluded from segment profit.  In fiscal 2010, the Company began accruing for the estimated revised Part II fee, and the Radio division incurred a charge of $2.0 million for the full year.  This amount is included in segment profit for fiscal 2010, with no comparable amount in segment profit for fiscal 2009.

In addition, in the fourth quarter of fiscal 2010, the Radio division recorded an accrual of $7.9 million related to new tariffs announced in July 2010, for which there is no comparative amount in fiscal 2009.  The portion related to the current year’s revenues is $2.8 million, and is included in segment profit in the fourth quarter.  The portion related to prior years’ revenues is $5.1 million, and is included in other expense in the fourth quarter.

Television

The Kids segment comprises: YTV; Treehouse TV; Nickelodeon (Canada); a 50% interest in TELETOON and TELETOON Retro, and the Nelvana content business. The Specialty and Pay segment comprises: W Network; VIVA; W Movies; Sundance Channel (Canada); Corus’ western Canadian premium television services Movie Central (including HBO Canada) and Encore Avenue; three local television stations, and the Company’s interests in CMT Canada, Telelatino, DUSK and Cosmopolitan TV.

Financial Highlights
	Three months ended		Twelve months ended
(thousands of Canadian dollars)	August 31,		August 31,
	2010	2009	2010	2009
Revenues
Kids	58,497	58,648	240,568	222,925
Specialty and Pay	81,358	76,840	334,529	307,089
	139,855	135,488	575,097	530,014

Segment profit
Kids	18,327	21,709	97,126	89,745
Specialty and Pay	28,628	25,003	129,553	119,400
	46,955	46,712	226,679	209,145

Revenues increased by 3% in the fourth quarter, reflecting an increase of 6% on subscriber revenues and continued strong growth in advertising revenues, with an increase of 15%. Total specialty advertising revenues were up 22%, while non-specialty advertising revenues were down 32%. Other revenues, primarily merchandising revenues, decreased 17% in the fourth quarter but finished the fiscal year with 10% growth over the prior year.  Subscriber revenue growth for the quarter reflects the addition of two new offerings in W Movies and Sundance Channel and strong paid subscriber growth at CosmoTV.  Advertising revenues grew 33% on our Kids segment, reflecting strengthening ratings and our success in monetizing our “co-view” audience.   Specialty advertising revenues on our Specialty and Pay segment showed a strong increase of 15% in the quarter. Non-specialty advertising revenues declined due to challenges faced by our former cable advertising service.  Full year subscriber revenues increased 10% while a strong second half to the fiscal year resulted in advertising revenue growth of 6% over the prior year.  Specialty advertising revenues grew by 9% in the fiscal year.  Movie Central, including HBO Canada, finished the year with 963,000 subscribers, up 1% from the same period last year.

CORUS ENTERTAINMENT INC.
Fourth Quarter Report to Shareholders

Direct cost of sales, general and administrative expenses increased by 5% in the fourth quarter and 9% for the full fiscal year.  Direct cost of sales, which includes amortization of program rights and film investments, decreased by 1% for the quarter and increased by 9% for the full fiscal year.  Amortization of program rights costs fluctuate with changes in subscriber levels, as a result of program supply agreements and Canadian content requirements based on the prior year’s revenues, as a result of conditions of license.   Amortization of film investments fluctuate in proportion to the volume of service work in the studio and content distribution revenues.  Planned investment in programming for our Women’s networks to drive growth also contributed to the increased costs for the full year.  General and administrative expenses increased in the quarter and full fiscal year as a result of increases in CRTC Part II fees, trademark costs, expenses related to the launch of new services and higher facilities costs related to the fourth quarter move into Corus Quay.  Television has contained employee related cost growth to low single digits.

In the first quarter of fiscal 2010, the Television division reversed its August 31, 2009 disputed Part II regulatory fee accrual of $7.3 million.  This is excluded from segment profit.  In fiscal 2010, the Company began accruing for the revised fee, and the Television division incurred a charge of $1.9 million for the full fiscal year.  This amount is included in segment profit for fiscal 2010 with no comparable amount in fiscal 2009.

On November 30, 2009, the Company completed the acquisition of Drive-In Classics and SexTV.  These specialty services were rebranded Sundance Channel and W Movies, respectively, and their results are included in the Specialty and Pay segment commencing with the second quarter of fiscal 2010.

Corporate

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating segments.

Financial Highlights
	Three months ended		Twelve months ended
(thousands of Canadian dollars)	August 31,		August 31,
	2010	2009	2010	2009
Stock-based compensation	1,944	1,472	7,770	5,146
Other general and administrative costs	6,695	2,962	20,371	13,147
	8,639	4,434	28,141	18,293

Stock-based compensation includes expenses related to the Company’s Performance Share Units (“PSUs”), stock options and other long-term incentive plans.  The expense related to stock-based compensation is higher in the current year due to changes in the assumptions underlying the expense recognition of certain plans, primarily related to the Company’s higher share price relative to the same period last year, as well as the granting of additional units under the long-term incentive plan in the current year.

CORUS ENTERTAINMENT INC.
Fourth Quarter Report to Shareholders

Other general and administrative costs for the quarter and year are up from the prior year primarily as a result of accruals for short-term compensation plans and facilities costs related to Corus Quay.

Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended August 31, 2010.  In Management’s opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company’s Annual Report for the year ended August 31, 2009, except as noted in note 2 to the unaudited consolidated financial statements for the three and twelve months ended August 31, 2010.

[thousands of Canadian dollars, except per share amounts]
	Revenues	Segment	Net income	Earnings per share
		profit		Basic	Diluted
2010
4th quarter	202,789	51,581	6,812	$ 0.08	$ 0.08
3rd quarter	218,439	73,818	31,411	0.39	0.39
2nd quarter	192,664	55,445	14,603	0.18	0.18
1st quarter	222,329	83,225	73,908	0.92	0.91
2009
4th quarter	195,221	57,423	18,733	$ 0.23	$ 0.23
3rd quarter	195,354	61,416	(145,030)	(1.81)	(1.81)
2nd quarter	181,358	51,009	29,029	0.36	0.36
1st quarter	216,785	81,342	40,633	0.51	0.50

Seasonal fluctuations

As discussed in Management’s Discussion and Analysis for the year ended August 31, 2009, Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. In particular, as the Company’s broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

Significant items causing variations in quarterly results

•
Net income in the fourth quarter of fiscal 2010 was negatively impacted by a charge of $12.9 million related to the Company’s organizational restructuring to streamline operating processes in the new Corus Quay facilities.

•	Net income in the fourth quarter of fiscal 2010 was negatively impacted by an accrual of $7.9 million related to the new Radio tariffs introduced in July 2010.
•	Net income in the second quarter of fiscal 2010 was negatively impacted by $14.3 million in expenses related to the refinancing of the Company’s debt.
•	Net income in the first quarter of fiscal 2010 was positively impacted by $14.3 million in income tax rate changes and the reversal of a $16.2 million disputed regulatory fee accrual.
•
Revenues in the third quarter of fiscal 2009 decreased from the previous year, as the Canadian economy had a negative impact on the advertising market.  The impact was most pronounced in the Radio division.

•	Net loss in the third quarter of fiscal 2009 includes broadcast license and goodwill impairment charges of $172.5 million, net of tax of $2.5 million, related to the Radio division.
•	Net income in the second quarter of fiscal 2009 was positively impacted by a gain of $7.2 million related to the disposition of a residential audio service.

CORUS ENTERTAINMENT INC.
Fourth Quarter Report to Shareholders

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2009 except as noted below.

In April 2010, the Company announced that it had reached an agreement with a third party for that party to acquire the Corus Quebec Radio stations.  At this time, there remain significant regulatory hurdles that must be cleared prior to completing the proposed transaction.

On July 10, 2010, the Copyright Board announced that it had certified new tariffs to be collected by certain collectives in respect of commercial radio stations.  The Company recorded an expense of approximately $7.9 million in the fourth quarter to reflect the impact of the new royalties.  The Company estimates the future annual impact of these new tariffs to be approximately $3.0 million in incremental expenses.  These increases relate primarily to certain newly certified tariffs that did not previously exist.

Outlook

Corus’ results for fiscal 2010 were within its stated guidance range for segment profit, and exceeded its stated guidance range for free cash flow.  Segment profit for fiscal 2010 was negatively impacted by additional regulatory fees and tariffs.  In the absence of these increases, the Company would have exceeded its stated guidance range.

At its annual Investor Day in September 2010, the Company updated investors on the Company’s fiscal 2011 strategic priorities and provided near-term financial guidance for the 2011 fiscal year.  In particular, the Company announced its fiscal 2011 guidance targets of consolidated segment profit of $285.0 million to $295.0 million, and free cash flow of $100.0 million or higher.

The free cash flow guidance for fiscal 2011 is significantly higher than the actual results for fiscal 2010, which reflects reduced capital expenditures related to Corus Quay.

To view the Investor Day presentation, please visit the Company’s website at www.corusent.com.

Financial Position

Total assets at August 31, 2010 were $2.06 billion, compared to $1.87 billion at August 31, 2009.  The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2009.

CORUS ENTERTAINMENT INC.
Fourth Quarter Report to Shareholders

Current assets increased by $41.7 million.  Cash and cash equivalents decreased by $3.0 million.  Please see the discussion of cash flows in the next section.  Accounts receivable increased by $28.4 million from year-end and $4.2 million from the previous quarter.  The accounts receivable balance typically grows significantly in the first and third quarters and decreases in the second quarter as a result of the broadcast revenue cycle.  The Company carefully monitors the aging of its accounts receivable.  Income taxes recoverable decreased due to the timing of income tax installment payments.

Tax credits receivable increased as a result of accruals related to film production.  Investments and other assets did not change significantly from the prior year.  Capital assets increased by $85.1 million, as spending on Corus Quay ramped up significantly in the second half of the fiscal year.  Broadcast licenses and goodwill balances increased as a result of the acquisition of two specialty television services in the first quarter.  Program and film rights (current and non-current) increased by $9.6 million, as additions of acquired rights of $170.1 million were offset by amortization during the period. In particular, investments in programming were made relating to the launch of Nickelodeon (Canada), W Movies and the Sundance Channel in the first and second quarters.  Film investments increased by $8.3 million, as net film spending of $66.9 million was offset by film amortization and accruals for tax credits.  The Nelvana studio has more episodes in production than at the same period last year.

Accounts payable and accrued liabilities increased by $32.4 million as a result of higher accruals for regulatory fees and tariffs, restructuring charges, short-term incentive accruals and the timing of general accounts payable.

Long-term debt increased by $40.1 million. The Company utilized its debt to finance the acquisition of two specialty television services in the first quarter.  Other long-term liabilities increased by $18.1 million due to increased accruals for program rights, trademark intangibles and capital leases.  In addition, units granted under the Company’s long-term incentive plan were modified from equity-based to cash-based awards in the third quarter, and balances accrued were transferred from contributed surplus to other long-term liabilities.   These increases were offset by the extinguishment of the liability associated with the Company’s interest rate swap agreements.  Net future tax liability (including current future tax asset) decreased by $9.0 million primarily due to a change in long-term Ontario provincial tax rates.

The exercise of employee stock options added $12.0 million to share capital and the issuance of shares from treasury under the Company’s new dividend reinvestment plan added $3.7 million to share capital.  Contributed surplus decreased by $5.5 million.  Units that had vested under the Company’s long-term incentive plan were paid in cash in the first quarter.  The remaining outstanding units were confirmed to be cash-based awards in the third quarter and the balances were transferred to other long-term liabilities.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position decreased by $3.0 million in fiscal 2010, compared to a decrease of $8.7 million in the prior year.  Free cash flow for fiscal 2010 was $22.9 million, compared to free cash flow of $93.4 million in the prior year.  After adding back the impact of business combinations, adjusted free cash flow in fiscal 2010 is $62.9 million.  This decrease in free cash flow reflects higher capital expenditures related to Corus Quay.  Refer to the Key Performance Indicators section for a reconciliation of free cash flow to consolidated statements of cash flows.

CORUS ENTERTAINMENT INC.
Fourth Quarter Report to Shareholders

Cash provided by operating activities in fiscal 2010 was $144.1 million, compared to $113.2 million last year.  This increase is related primarily to an increase of $12.9 million in segment profit, and significantly higher add-backs for amortization of program rights and film investments.

Cash used in investing activities in fiscal 2010 was $121.1 million, compared to cash used of $19.9 million last year.  Capital expenditures are higher in the current year, as the Company incurred costs related to Corus Quay in fiscal 2010.  Included in the current year is $77.4 million in Corporate capital expenditures related to Corus Quay.  In addition, in fiscal 2010, the Company completed the acquisition of two specialty television services for cash of $40.0 million.

Cash used in financing activities in fiscal 2010 was $25.9 million, compared to cash used of $102.1 million in the prior year.  In the current year, the Company issued $500.0 million in senior unsecured guaranteed notes, and used the proceeds to repay a portion of the bank debt balance. These transactions resulted in the payment of financing and swap termination fees.

Liquidity

As at August 31, 2010, the Company has available $290.0 million under a revolving term credit facility that matures on February 10, 2014.  Interest rates on the Company’s facilities fluctuate with Canadian bankers’ acceptances and LIBOR.

As at August 31, 2010, the Company had a cash and cash equivalents balance of $8.0 million and a positive working capital balance.  Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for the next 12 months.

In planning for fiscal 2010, the Company made one of its priorities to assess its overall long-term debt structure in order to improve its financial flexibility.  As noted in the first quarter, the Company intended to file a short-form base prospectus to enable it to offer and issue securities.  The Company achieved this objective in the second quarter with the issuance of $500.0 million in senior unsecured guaranteed notes due 2017 paying interest at 7.25%.

Net debt to segment profit

As at August 31, 2010, net debt was $683.9 million, up from $640.8 million at August 31, 2009.  Net debt to segment profit at August 31, 2010 was 2.6 times, unchanged from August 31, 2009.  This ratio remains below management’s stated long-term optimal range of 3.0 to 3.5 times.

Off-balance sheet arrangements and derivative financial instruments

In the second quarter of fiscal 2010, the Company terminated its interest rate swap agreements that had fixed a portion of the interest rate on its bank debt.  As a result, the Company has no derivative instruments outstanding as at August 31, 2010.

CORUS ENTERTAINMENT INC.
Fourth Quarter Report to Shareholders

Contractual commitments

In fiscal 2010, the Company has added the following contractual obligations related to the construction of Corus Quay:

(thousands of Canadian dollars)	Total	Less than one year	One to three years	Four to five years	After five years

Capital leases	25,260	8,450	15,182	1,628	-

Outstanding Share Data

As at September 30, 2010, 3,444,128 Class A Voting Shares and 77,750,606 Class B Non-Voting Shares were issued and outstanding.

Liquidity and Capital Resources

There were no changes in the Company’s internal control over financial reporting that occurred in the three and twelve months ended August 31, 2010 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators.  These have been outlined in the Management’s Discussion and Analysis contained in the Annual Report for the year ended August 31, 2009, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

In particular, segment profit is calculated as revenues less direct cost of sales, general and administrative expenses as reported in the Company’s consolidated statements of income and retained earnings. Segment profit may be calculated and presented for an individual operating segment, a line of business, or for the consolidated Company.  The Company believes this is an important measure as it allows the Company to evaluate the operating performance of its business segments and its ability to service and/or incur debt; therefore, it is calculated before (i) non-cash expenses such as depreciation; (ii) interest expense; and (iii) items not indicative of the Company’s core operating results, and not used in management’s evaluation of the business segment’s performance, such as: goodwill and broadcast license impairment; disputed regulatory fees; debt refinancing loss, restructuring charges and certain other income and expenses (note 10 to the interim consolidated financial statements).  Segment profit is also one of the measures used by the investing community to value the Company and is included in note 12 to the interim consolidated financial statements.

CORUS ENTERTAINMENT INC.
Fourth Quarter Report to Shareholders

Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.  The following tables reconcile those key performance indicators that are not in accordance with GAAP measures:

Free cash flow
	Three months ended		Twelve months ended
	August 31,		August 31,
(thousands of Canadian dollars)	2010	2009	2010	2009
Cash provided by (used in):
Operating activities	10,855	31,940	144,066	113,239
Investing activities	(34,262)	(15,013)	(121,124)	(19,864)
Free cash flow	(23,407)	16,927	22,942	93,375

Net debt
	As at August 31,	As at August 31,
(thousands of Canadian dollars)	2010	2009
Long-term debt	691,891	651,767
Cash and cash equivalents	(7,969)	(10,922)
Net debt	683,922	640,845

Net debt to segment profit
	As at August 31,	As at August 31,
(thousands of Canadian dollars)	2010	2009
Net debt (numerator)	683,922	640,845
Segment profit (1) (denominator)	264,069	251,190
Net debt to segment profit	2.6	2.6
(1) Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the “Quarterly Consolidated Financial Information” section of Management’s Discussion and Analysis.

Impact of New Accounting Policies

Effective September 1, 2009, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”. Section 3064 gives guidance on the recognition of intangible assets as well as the recognition and measurement of internally developed intangible assets. In addition, Section 3450, “Research and Development Costs” was withdrawn from the CICA Handbook. Adopting this accounting change did not have a significant impact on the Company’s financial statements.

Recent Accounting Pronouncements

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required in Canada for publicly accountable profit-oriented enterprises for fiscal years beginning on or after January 1, 2011.  The Company will be required to report using IFRS beginning September 1, 2011.  The Company has implemented an IFRS project, and has committed adequate internal and external resources towards this project, including assembling a project team with a dedicated project team leader that includes senior levels of management.  Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS project has been established.

CORUS ENTERTAINMENT INC.
Fourth Quarter Report to Shareholders

Although the Company has completed preliminary assessments of accounting and reporting differences, impacts on systems and processes, it has not yet finalized these assessments.  As the Company finalizes its determination of the significant impacts on its financial reporting it intends to disclose such impacts in future Management’s Discussion and Analysis.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of the adoption of IFRS at the changeover date.  The International Accounting Standards Board (“IASB”) will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all IFRS applicable at the conversion date are known.

The Company’s adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS.  IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively.  However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement.  Management is assessing the exemptions available under IFRS 1 and their impact on the Company’s future financial position.   On adoption of IFRS, the exemptions being considered by the Company that could result in material impacts are as follows:

Exemption	Application of exemption
Business combinations	The Company expects to elect not to restate any business combinations that occurred prior to September 1, 2010.
Cumulative translation differences	The Company expects to elect to reset cumulative translation differences for foreign operations to zero at September 1, 2010.

Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP.  Set out below are the key areas where changes in accounting policies are expected that may impact the Company’s consolidated financial statements.  The list and comments should not be regarded as a complete list of changes that will result from the transition to IFRS.  It is intended to highlight those areas management believes to be most significant.  However, the IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company’s consolidated financial statements.  Consequently, management’s analysis of changes and policy decisions have been made based on its expectations regarding the accounting standards that we anticipate will be effective at the time of transition.  The future impacts of IFRS will also depend on the particular circumstances prevailing in those years.  At this stage, management is not able to reliably quantify the impacts expected on the Company’s consolidated financial statements for these differences.  Refer to the section entitled “Cautionary statement regarding forward-looking statements”.

CORUS ENTERTAINMENT INC.
Fourth Quarter Report to Shareholders

Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Key accounting area	Differences from Canadian GAAP, with potential impact for the Company
Presentation of Financial Statements (IAS 1)	Additional disclosures in the notes to financial statements.
Property, Plant and Equipment (IAS 16)
Componentization of significant real estate for separate amortization over a shorter useful life.
Remaining carrying value of underlying buildings subject to componentization amortized over a longer useful life.

Impairment of Assets (IAS 36)
Grouping of assets in cash generating units (CGU’s) on the basis of independent cash inflows for impairment testing purposes, using a discounted cash flow method (DCF) in a single-step approach.
Goodwill allocated to and tested in conjunction with its related CGU or group of CGU’s that benefit from collective synergies.
Under certain circumstances, previous impairment taken (other than goodwill) required to be reversed.

Interests in Joint Ventures (IAS 31)	Joint venture interests accounted for using the equity method.
Income Taxes (IAS 12)	Recognition and measurement criteria for deferred tax assets and liabilities may differ.
Intangible Assets (IAS 38)	Reinstatement of past amortization of indefinite-lived intangibles
Business Combinations and Minority Interests (IFRS 3R)
Acquisition-related and restructuring costs expensed as incurred and contingent consideration recorded at its fair value on acquisition date; subsequent changes in fair value of a contingent consideration classified as a liability recognized in earnings.
Changes in ownership interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
Non-controlling interests presented as a separate component of shareholders’ equity.

This is not an exhaustive list of all of the changes that could occur during the transition to IFRS. At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable. Management expects to complete this assessment in time for parallel recording of financial information in accordance with IFRS beginning in fiscal 2011.

The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue to issue new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.

The Company’s IFRS conversion project is progressing according to schedule.

CORUS ENTERTAINMENT INC.
Fourth Quarter Report to Shareholders

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”.  These new standards will be effective for fiscal years beginning on or after January 1, 2011 but may be early adopted.  The Company is currently evaluating the effects of adopting these changes.

Consolidated Financial Statements and Notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)	As at August 31,	As at August 31,
(in thousands of Canadian dollars)	2010	2009
ASSETS (note 6)
Current
Cash and cash equivalents	7,969	10,922
Accounts receivable	175,134	146,784
Income taxes recoverable	1,781	7,267
Prepaid expenses and other	18,008	14,377
Program rights	159,726	146,195
Future tax asset	6,423	1,788
Total current assets	369,041	327,333

Tax credits receivable	39,597	26,698
Investments and other assets (note 3)	22,699	23,693
Property, plant and equipment	161,585	76,450
Program rights	88,684	92,579
Film investments (note 4)	100,454	92,180
Broadcast licenses	582,166	561,741
Goodwill	695,029	674,029
	2,059,255	1,874,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (note 5)	203,422	171,055

Long-term debt (note 6)	691,891	651,767
Other long-term liabilities (notes 5, 7 and 8)	91,423	73,360
Future tax liability	98,516	102,842
Total liabilities	1,085,252	999,024
Non-controlling interest	18,055	21,401

SHAREHOLDERS’ EQUITY
Share capital (note 8)	856,655	840,602
Contributed surplus (note 8)	11,780	17,303
Retained earnings	98,669	20,380
Accumulated other comprehensive loss (note 16)	(11,156)	(24,007)
Total shareholders’ equity	955,948	854,278
	2,059,255	1,874,703

See accompanying notes

On behalf of the Board:

John M. Cassaday	Heather A. Shaw
Director	Director

October 27, 2010

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Three months ended		Twelve months ended
(unaudited)	August 31,		August 31,
(in thousands of Canadian dollars)	2010	2009	2010	2009
Revenues	202,789	195,221	836,221	788,718
Direct cost of sales, general and
administrative expenses (note 15)	151,208	137,798	572,152	537,528
Depreciation	8,018	5,718	23,151	20,704
Interest expense (notes 6 and 9)	14,878	8,413	47,223	37,426
Broadcast license and goodwill impairment	-	-	-	175,000
Disputed regulatory fees (note 18)	-	1,070	(16,194)	5,258
Debt refinancing loss (note 6)	-	-	14,256	-
Restructuring charges (note 5)	12,924	5,440	12,924	8,632
Other expense (income), net (notes 10 and 15)	7,627	4,267	14,972	(204)
Income before income taxes
and non-controlling interest	8,134	32,515	167,737	4,374
Income tax expense (recovery) (note 11)	(94)	12,227	35,119	56,350
Non-controlling interest	1,416	1,555	5,884	4,659
Net income (loss) for the period	6,812	18,733	126,734	(56,635)

Earnings (loss) per share (note 8)
Basic	$0.08	$0.23	$1.57	$(0.71)
Diluted	$0.08	$0.23	$1.56	$(0.71)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three months ended		Twelve months ended
(unaudited)	August 31,		August 31,
(in thousands of Canadian dollars)	2010	2009	2010	2009
Net income (loss) for the period	6,812	18,733	126,734	(56,635)
Other comprehensive income (loss), net of tax
Unrealized foreign currency translation adjustment	516	192	(24)	718
Unrealized change in fair value of available-for-sale
investments, net of tax	(89)	102	200	(253)
Recognition of change in fair value of available-
for-sale assets in net income	-	(385)	-	1,692
Unrealized change in fair value of cash flow hedges,
net of tax	-	2,636	3,431	(6,014)
Recognition of change in fair value of cash flow
hedge in net income, net of tax	-	-	9,244	-
	427	2,545	12,851	(3,857)
Comprehensive income (loss) for the period	7,239	21,278	139,585	(60,492)

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Three months ended		Twelve months ended
(unaudited)	August 31,		August 31,
(in thousands of Canadian dollars)	2010	2009	2010	2009
Share capital
Balance, beginning of period	853,833	840,495	840,602	848,257
Issuance of shares under stock option plan	1,517	107	12,027	597
Shares repurchased	-	-	-	(8,450)
Issuance of shares under dividend reinvestment plan	1,275	-	3,731	-
Repayment of executive stock purchase loans	30	-	295	198
Balance, end of period	856,655	840,602	856,655	840,602

Contributed surplus
Balance, beginning of period	11,901	15,870	17,303	17,304
Stock-based compensation (note 8)	235	1,441	907	5,154
Settlement and modification of long-term
incentive plan (note 8)	-	-	(4,659)	(5,138)
Exercise of stock options	(356)	(8)	(1,771)	(17)
Balance, end of period	11,780	17,303	11,780	17,303

Retained earnings
Balance, beginning of period	104,027	13,652	20,380	131,594
Net income (loss) for the period	6,812	18,733	126,734	(56,635)
Dividends	(12,170)	(12,005)	(48,445)	(47,946)
Share repurchase excess	-	-	-	(6,633)
Balance, end of period	98,669	20,380	98,669	20,380

Accumulated other comprehensive loss
Balance, beginning of period	(11,583)	(26,552)	(24,007)	(20,150)
Other comprehensive income (loss), net of tax	427	2,545	12,851	(3,857)
Balance, end of period	(11,156)	(24,007)	(11,156)	(24,007)

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Twelve months ended
(unaudited)	August 31,		August 31,
(in thousands of Canadian dollars)	2010	2009	2010	2009
OPERATING ACTIVITIES
Net income (loss) for the period	6,812	18,733	126,734	(56,635)
Add (deduct) non-cash items:
Depreciation	8,018	5,718	23,151	20,704
Broadcast license and goodwill impairment	-	-	-	175,000
Amortization of program rights	41,976	41,824	166,150	159,532
Amortization of film investments	12,330	9,821	38,456	25,545
Future income taxes	(550)	4,827	(14,167)	13,637
Non-controlling interest	1,416	1,555	5,884	4,659
Stock option expense	235	343	907	1,314
Imputed interest	2,709	1,910	8,635	7,054
Debt refinancing loss	-	-	14,256	-
Other	2,393	4,800	1,945	(432)
Net change in non-cash working capital
balances related to operations	(5,511)	(2,790)	3,476	(4,649)
Payment of program rights	(41,765)	(45,616)	(167,310)	(189,583)
Net additions to film investments	(17,208)	(9,185)	(64,051)	(42,907)
Cash provided by operating activities	10,855	31,940	144,066	113,239

INVESTING ACTIVITIES
Additions to property, plant and equipment	(30,982)	(12,460)	(83,049)	(22,503)
Business combinations	(4,000)	(1,583)	(40,000)	(76,533)
Cash held in escrow	-	-	-	74,950
Cash flows for investments and other assets, net	461	338	2,745	6,966
Decrease in public benefits associated with acquisitions	259	(1,308)	(820)	(2,744)
Cash used in investing activities	(34,262)	(15,013)	(121,124)	(19,864)

FINANCING ACTIVITIES
Increase (decrease) in bank loans	9,638	(29,921)	(444,938)	(40,219)
Issuance of notes	-	-	500,000	-
Financing and swap termination fees	-	-	(30,997)	-
Issuance of shares under stock option plan	1,161	99	10,256	580
Shares repurchased	-	-	-	(15,083)
Dividend paid	(10,880)	(12,004)	(44,605)	(48,021)
Dividend paid to minority interest	(960)	-	(10,220)	(2,994)
Other	(2,212)	3,444	(5,391)	3,642
Cash used in financing activities	(3,253)	(38,382)	(25,895)	(102,095)

Net change in cash and cash equivalents
during the period	(26,660)	(21,455)	(2,953)	(8,720)
Cash and cash equivalents, beginning of period	34,629	32,377	10,922	19,642
Cash and cash equivalents, end of period	7,969	10,922	7,969	10,922

Supplemental cash flow disclosures (note 14)

See accompanying notes

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2010
(in thousands of Canadian dollars, except share information)

1.      BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries (“Corus” or the “Company”).  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements.  As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2009.

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.  Each of the broadcasting businesses [Radio and Television] has unique seasonal aspects.

For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

2.      SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the fiscal 2009 annual consolidated financial statements, except as described below.

Changes in accounting policies

Effective September 1, 2009, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, “Goodwill and Intangible Assets”, which replaced Section 3062, “Goodwill and Other Intangible Assets”. Section 3064 gives guidance on the recognition of intangible assets as well as the recognition and measurement of internally developed intangible assets. In addition, Section 3450, “Research and Development Costs”, was withdrawn from the CICA Handbook.  Adopting this accounting change did not have a significant impact on the Company’s interim consolidated financial statements.

Pending accounting changes

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”.  These new standards will be effective for fiscal years beginning on or after January 1, 2011 but may be early adopted.  The Company is currently evaluating the effects of adopting these changes.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2010
(in thousands of Canadian dollars, except share information)

3.	INVESTMENTS AND OTHER ASSETS

	As at August 31,	As at August 31,
	2010	2009
Equity investments	7,914	10,229
Trademark intangible assets	11,744	8,349
Other	3,041	5,115
	22,699	23,693

4.	FILM INVESTMENTS

	As at August 31,	As at August 31,
	2010	2009
Projects in development and in process, net of advances	27,712	22,173
Completed projects and distribution rights	47,205	45,595
Investments in third-party-produced film projects	25,537	24,412
	100,454	92,180

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at August 31, 2009, the Company had $8,329 in accrued restructuring expenses in accounts payable and accrued liabilities and other long-term liabilities.  In the fourth quarter of fiscal 2010, the Company undertook a significant restructuring to streamline processes in the new Corus Quay facility.  This resulted in the Company recording a charge of $12,924 in the fourth quarter, of which $11,264 relates to severance and employee-related expenses, and $1,660 relates to other process-related expenses.  In fiscal 2010, $7,497 has been paid in respect of these provisions and as at August 31, 2010, $13,756 remains unpaid.  The Company anticipates that these provisions will be substantially paid in fiscal 2011.

6.	LONG-TERM DEBT

	As at August 31,	As at August 31,
	2010	2009
Bank loans	208,015	653,564
Senior unsecured guaranteed notes	500,000	-
Unamortized financing fees	(16,124)	(1,797)
	691,891	651,767

In the second quarter of fiscal 2010, the Company closed an offering of $500,000 principal amount of 7.25% senior unsecured guaranteed notes due February 10, 2017 (the “Notes”).

Concurrent with the closing of the offering of the Notes, the Company entered into an amended credit facility with a syndicate of banks that matures on February 11, 2014.  The amount committed is $500,000, which is available on a revolving basis, and is otherwise on terms and conditions substantially similar to the Company’s prior credit facility.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2010
(in thousands of Canadian dollars, except share information)

The transactions noted above resulted in the Company recording a $14,256 debt refinancing loss in the second quarter of fiscal 2010.  The components of this loss include mark-to-market payments on the interest rate swap agreement termination and the write-off of unamortized financing fees related to the bank loans that were settled.

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR.  As at August 31, 2010, the weighted average interest rate on the outstanding bank loans and Notes was 6.5%.  Interest on the bank loans, including the impact of the swap, and Notes averaged 5.5% for fiscal 2010.

The banks hold as collateral a first ranking charge on all assets and undertakings of Corus and certain of Corus’ subsidiaries as designated under the credit agreements.  Under the facility, the Company has undertaken to maintain certain financial covenants.  Management has determined that the Company was in compliance with the covenants provided under the bank loans as at August 31, 2010.

7.	OTHER LONG-TERM LIABILITIES

	As at August 31,	As at August 31,
	2010	2009
Public benefits associated with acquisitions	4,023	808
Unearned revenue	8,942	8,156
Program rights payable	31,959	25,435
Long-term employee obligations	9,830	2,387
Deferred leasehold inducements	7,075	5,117
Derivative fair value	-	17,850
Merchandising and trademark liabilities	13,745	10,885
Capital lease accrual	15,849	-
Other	-	2,722
	91,423	73,360

8.     SHARE CAPITAL

Authorized

The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares (“Class A Voting Shares”), as well as an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 Preferred Shares.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2010
(in thousands of Canadian dollars, except share information)

Issued and outstanding

The changes in the Class A Voting Shares and Class B Non-Voting Shares since August 31, 2009 are summarized as follows:

	Class A		Class B
	Voting Shares		Non-Voting Shares		Total
	#	$	#	$	$
Balance as at August 31, 2009	3,444,528	26,674	76,608,074	813,928	840,602
Conversion of Class A Voting Shares
to Class B Non-Voting Shares	(400)	(3)	400	3	-
Issuance of shares under Stock
Option Plan	-	-	888,410	12,027	12,027
Issuance of shares under dividend
reinvestment plan	-	-	198,354	3,731	3,731
Repayment of executive stock
purchase loans	-	-	-	295	295
Balance as at August 31, 2010	3,444,128	26,671	77,695,238	829,984	856,655

Earnings (loss) per share

The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings (loss) per share amounts:
	Three months ended		Twelve months ended
	August 31,		August 31,
	2010	2009	2010	2009
Net Income (loss) for the period (numerator)	6,812	18,733	126,734	(56,635)

Weighted average number of shares outstanding (denominator)
Weighted average number of shares
outstanding - basic	81,067	80,049	80,747	80,067
Effect of dilutive securities	569	1,006	608	-
Weighted average number of shares
outstanding - diluted	81,636	81,055	81,355	80,067

The calculation of diluted earnings per share for the fourth quarter and full year of fiscal 2010 excluded 237,430 and 251,854 weighted average Class B Non-Voting Shares issuable under the Company’s Stock Option Plan because these options were not “in-the-money”.

Stock option plan

Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company.  The number of Class B Non-Voting Shares which the Company is authorized to issue under the Plan is 10% of the issued and outstanding Class B Non-Voting Shares.  All options granted are for terms not to exceed 10 years from the grant date.  The exercise price of each option equals the market price of the Company’s stock on the date of the grant.  Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2010
(in thousands of Canadian dollars, except share information)

A summary of the changes to the stock options outstanding since August 31, 2009 is presented as follows:

	Number of	Weighted average
	options (#)	exercise price ($)
Outstanding as at August 31, 2009	3,389,250	13.85
Granted	393,073	17.51
Forfeited or expired	(82,325)	18.85
Exercised	(888,410)	11.54
Outstanding as at August 31, 2010	2,811,588	14.95

As at August 31, 2010, the Company has outstanding stock options for 2,811,588 Class B Non-Voting Shares, of which 2,010,065 are exercisable.

The fair value of each option granted since September 1, 2003 was estimated on the date of the grant using the Black-Scholes option pricing model.  The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. In fiscal 2010, the Company has recorded stock-based compensation expense for the fourth quarter and full year of $235 and $907 (2009 - $343 and $1,314), respectively.  This charge has been credited to contributed surplus.  Unrecognized stock-based compensation expense at August 31, 2010 related to the Plan was $2,101.

The fair value of each option granted in fiscal 2010 and 2009 was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:
	Fiscal 2010	Fiscal 2009
Fair value	$3.65	$3.12
Expected life	5.6 years	5.4 years
Risk-free interest rate	2.77%	2.77%
Dividend yield	3.4%	3.4%
Volatility	28.7%	24.7%

Performance share units

The Company has granted Performance Share Units (“PSUs”) to certain employees. Each PSU entitles the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the Toronto Stock Exchange at the end of the restriction period, multiplied by the number of vested units determined by achievement of specific performance-based criteria.  The stock-based compensation expense recorded for the fourth quarter and full year in respect of the PSU plan was $386 and $1,448 (2009 - $31 and $(8)), respectively.

Long-term incentive plan

In the first and second quarters of fiscal 2010, 570,341 units were granted under this plan (2009 - 263,900 units), with vesting periods between two and five years.  The stock-based compensation expense recorded for the fourth quarter and full year in respect of this plan was $1,323 and $5,415 (2009 - $1,098 and $3,840), respectively.  This charge has been credited to other long-term liabilities.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2010
(in thousands of Canadian dollars, except share information)

Units that vested on August 31, 2009 were paid in cash in September 2009.  This resulted in a reduction of $3,473 to contributed surplus in the first quarter of fiscal 2010.

In the third quarter of fiscal 2010, the plan text was modified to remove the option of settling the plan in shares.  As a result, the $1,185 credited to contributed surplus prior to fiscal 2010 was transferred to other long-term liabilities.

Dividend reinvestment plan

In September 2009, the Company announced that its Board of Directors had approved a discount of 2% for Class B Non-Voting Shares issued from treasury pursuant to the terms of its dividend reinvestment plan.  In fiscal 2010, the Company issued 198,354 Class B Non-Voting Shares, resulting in an increase in share capital of $3,731.

Other

The Company allows directors and senior management to receive their director’s fees or short-term incentive compensation, respectively, in the form of deferred share units.  Each deferred share unit has the same value as a Class B Non-Voting Share.  These deferred share units are fully vested upon grant, and the value is paid in cash to the holder following termination of service or employment.  At August 31, 2010, there were 168,827 deferred share units outstanding.

9.	INTEREST EXPENSE

	Three months ended		Twelve months ended
	August 31,		August 31,
	2010	2009	2010	2009
Interest on long-term debt	11,327	6,398	36,550	29,350
Imputed interest on long-term liabilities	2,709	1,910	8,635	7,054
Other	842	105	2,038	1,022
	14,878	8,413	47,223	37,426

10.	OTHER EXPENSE (INCOME), NET

	Three months ended		Twelve months ended
	August 31,		August 31,
	2010	2009	2010	2009
Interest income	(37)	(180)	(1,268)	(1,206)
Foreign exchange losses (gains)	645	(139)	446	1,739
Losses (income) from equity investments	40	224	(530)	318
Pre-occupancy Corus Quay rent	-	-	8,396	-
Retroactive tariff adjustment	5,052	-	5,052	-
Loss (gain) on disposal	2,575	-	2,575	(7,163)
Investment writedowns	-	3,799	-	6,228
Other	(648)	563	301	(120)
	7,627	4,267	14,972	(204)

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2010
(in thousands of Canadian dollars, except share information)

11.    INCOME TAXES

The reconciliation of income taxes attributable to operations computed at the statutory rates to income tax expense for fiscal 2010 and 2009 is as follows:
	Fiscal 2010		Fiscal 2009
	$	%	$	%
Tax at combined federal and provincial rate	53,115	31.7	1,442	33.0
Broadcast license and goodwill impairment	-	-	54,801	1,252.8
Future tax recovery resulting from tax rate change	(14,259)	(8.5)	193	4.4
Increase (recovery) of various tax liabilities	(2,029)	(1.2)	1,885	43.1
Other	(1,708)	(1.1)	(1,971)	(45.0)
	35,119	20.9	56,350	1,288.3

12.    BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through two operating divisions and five segments:

Radio

The Radio division comprises 49 radio stations, situated primarily in urban centres in Canada.  Revenues are derived from advertising aired over these stations.

Television

The Television division includes interests in several specialty television networks, pay television services, conventional television stations and the Nelvana content business.  Revenues are generated from subscriber fees, advertising and the licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies of the most recent audited consolidated financial statements, except as noted in note 2. Management evaluates each business segment’s performance based on revenues less direct cost of sales, general and administrative expenses.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2010
(in thousands of Canadian dollars, except share information)

Divisional results

Three months ended August 31, 2010
	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	62,934	139,855	-	-	202,789
Direct costs of sales, general
and administrative expenses	49,669	92,900	8,639	-	151,208
Segment profit	13,265	46,955	(8,639)	-	51,581
Depreciation	2,241	4,404	1,373	-	8,018
Interest expense	176	1,440	13,262	-	14,878
Restructuring charges	5,506	5,055	2,363	-	12,924
Other expense (income), net	2,419	1,585	3,623	-	7,627
Income before income taxes
and non-controlling interest	2,923	34,471	(29,260)	-	8,134

Three months ended August 31, 2009
	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	59,941	135,488	-	(208)	195,221
Direct costs of sales, general
and administrative expenses	44,796	88,776	4,434	(208)	137,798
Segment profit	15,145	46,712	(4,434)	-	57,423
Depreciation	1,848	2,634	1,236	-	5,718
Interest expense	231	1,296	6,886	-	8,413
Disputed regulatory fees	563	507	-	-	1,070
Restructuring charges	5,440	-	-	-	5,440
Other expense (income), net	(146)	5,818	(1,405)	-	4,267
Income before income taxes
and non-controlling interest	7,209	36,457	(11,151)	-	32,515

Twelve months ended August 31, 2010
	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	261,124	575,097	-	-	836,221
Direct costs of sales, general
and administrative expenses	195,593	348,418	28,141	-	572,152
Segment profit	65,531	226,679	(28,141)	-	264,069
Depreciation	7,088	10,000	6,063	-	23,151
Interest expense	788	5,091	41,344	-	47,223
Disputed regulatory fees	(8,901)	(7,293)	-	-	(16,194)
Debt refinancing loss	-	-	14,256	-	14,256
Restructuring charges	5,506	5,055	2,363	-	12,924
Other expense (income), net	2,488	2,148	10,336	-	14,972
Income before income taxes
and non-controlling interest	58,562	211,678	(102,503)	-	167,737

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2010
(in thousands of Canadian dollars, except share information)

Twelve months ended August 31, 2009
	Radio	Television	Corporate	Eliminations	Consolidated
Revenues	258,912	530,014	-	(208)	788,718
Direct costs of sales, general
and administrative expenses	198,574	320,869	18,293	(208)	537,528
Segment profit	60,338	209,145	(18,293)	-	251,190
Depreciation	6,798	9,593	4,313	-	20,704
Interest expense	928	5,163	31,335	-	37,426
Broadcast license and goodwill impairment	175,000	-	-	-	175,000
Disputed regulatory fees	2,746	2,512	-	-	5,258
Restructuring charges	8,632	-	-	-	8,632
Other expense (income), net	(744)	853	(313)	-	(204)
Income before income taxes
and non-controlling interest	(133,022)	191,024	(53,628)	-	4,374

The Corporate results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

In addition to evaluating performance of the divisions in total, management measures performance at the operating segment level.  The following tables present further details on the operating segments within the Radio and Television divisions:

Revenues by segment
	Three months ended		Twelve months ended
	August 31,		August 31,
	2010	2009	2010	2009
Radio
West	22,251	21,881	93,470	100,544
Ontario	23,934	22,364	92,052	85,185
Quebec and other	16,749	15,696	75,602	73,183
	62,934	59,941	261,124	258,912

Television
Kids	58,497	58,648	240,568	222,925
Specialty and Pay	81,358	76,840	334,529	307,089
	139,855	135,488	575,097	530,014

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2010
(in thousands of Canadian dollars, except share information)

Segment profit
	Three months ended		Twelve months ended
	August 31,		August 31,
	2010	2009	2010	2009
Radio
West	6,333	7,678	30,295	35,319
Ontario	7,257	8,219	27,417	23,681
Quebec and other	(325)	(752)	7,819	1,338
	13,265	15,145	65,531	60,338

Television
Kids	18,327	21,709	97,126	89,745
Specialty and Pay	28,628	25,003	129,553	119,400
	46,955	46,712	226,679	209,145

Revenues by type
	Three months ended		Twelve months ended
	August 31,		August 31,
	2010	2009	2010	2009
Advertising	99,353	90,238	435,024	418,992
Subscriber fees	71,946	67,995	283,170	257,471
Other	31,490	36,988	118,027	112,255
	202,789	195,221	836,221	788,718

13.    CAPITAL MANAGEMENT

The Company’s capital management objectives are to maintain financial flexibility in order to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders.  The Company defines capital as the aggregate of its shareholders’ equity and long-term debt less cash and cash equivalents.

Total managed capital is as follows:
	As at August 31,	As at August 31,
	2010	2009
Long-term debt	691,891	651,767
Cash and cash equivalents	(7,969)	(10,922)
Net debt	683,922	640,845
Shareholders' equity	955,948	854,278
	1,639,870	1,495,123

The Company manages its capital structure in accordance with changes in economic conditions.  In order to maintain or adjust its capital structure, the Company may elect to issue or repay long-term debt, issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake any other activities as deemed appropriate under the specific circumstances.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2010
(in thousands of Canadian dollars, except share information)

The Company monitors capital on a number of bases, including: net debt to segment profit ratio and dividend yield.  The Company’s stated objectives are to maintain a net debt to segment profit ratio at a long-term range of 3.0 to 3.5 times, and maintain a dividend yield in excess of 2.5%.  The Company believes that these objectives provide a reasonable framework for providing a return to shareholders.  The Company is currently operating within these internally imposed objectives.

The Company is not subject to any externally imposed capital requirements, and there has been no change in the Company’s capital management approach during the period.

14.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:
	Three months ended		Twelve months ended
	August 31,		August 31,
	2010	2009	2010	2009
Interest paid	20,749	6,479	37,799	31,178
Interest received	37	180	1,268	1,206
Income taxes paid	16,895	18,214	44,036	50,104

15.    FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income (loss) as a result of exposure to foreign currency exchange rate fluctuations.  A portion of these gains and losses relates to operating activities, while other portions are of a financing nature.  Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended		Twelve months ended
	August 31,		August 31,
	2010	2009	2010	2009
Direct costs of sales, general and administrative expenses	(19)	(382)	(502)	(47)
Other expense (income), net	645	(139)	446	1,739
Total foreign exchange losses (gains)	626	(521)	(56)	1,692

16.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	As at August 31,	As at August 31,
	2010	2009
Foreign currency translation adjustment	(11,498)	(11,474)
Unrealized gain on available-for-sale investments, net of tax of $58	342	142
Unrealized loss on cash flow hedge, net of tax	-	(12,675)
	(11,156)	(24,007)

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
August 31, 2010
(in thousands of Canadian dollars, except share information)

17.    BUSINESS COMBINATIONS

In the first quarter of fiscal 2010, the Company completed the acquisition of the specialty television services Drive-In Classics and SexTV.  The Canadian Radio-television and Telecommunications Commission approved the acquisition on November 19, 2009 and the Company took over ownership and operation of these services, rebranded as Sundance Channel and W Movies, respectively, on November 30, 2009.  The results of operations of these services, as well as their assets and liabilities, are included in the Specialty and Pay segment of the Television division effective December 1, 2009.  The total cash consideration paid was $40.0 million.  The purchase equation, which was accounted for using the purchase method, is summarized below:

Assigned value of net assets acquired:
Broadcast licenses	23,000
Goodwill	21,000
Other long-term liabilities	(4,000)
Cash consideration given	40,000

18.    COMMITMENTS, CONTINGENCIES AND GUARANTEES

In October 2009, a settlement was reached between the Government of Canada and members of the broadcasting industry in respect of disputed Part II license fees.  The settlement included waiving Part II license fees that were not collected for the broadcasting years 2007, 2008 and 2009.  The Company had accrued $16,194 over that period, and reversed this accrual in the first quarter of fiscal 2010.  In fiscal 2010, the Company began accruing for the revised fee, and in the full fiscal year incurred a charge of $3,939.  This charge is included in segment profit.

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